UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Begins Construction of Terminal 3 and

Studies for Second Runway at Cancun International Airport

Mexico City, December 6, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that it has begun construction of Terminal 3 and has initiated the necessary studies for the construction of the second runway at Cancun International Airport. These two projects represent a total investment in excess of US$150 million.

The foundation stone for Terminal 3 was laid during a ceremony attended by Félix González Canto, the Governor of the State of Quintana Roo; the Mexican ministers for transport, Pedro Cerisola, and tourism, Rodolfo Elizondo Torres; and Fernando Chico and Kjeld Binger, the Chairman and acting CEO of ASUR, respectively.

ASUR believes that Terminal 3 will be Mexico’s most modern, efficient, and technologically-advanced airport terminal, and the company estimates that it will require an investment of approximately US$100 million. Features of the new terminal will include:

•	An advanced security system that screens all hold and cabin baggage, and which complies with new international aviation security regulations
•	A total area of more than 40,000 m2
•	84 check-in counters
•	11 boarding gates with boarding bridges, and another 4 for remote stands

The new building will also boast state-of-the-art passenger information and systems that ASUR believes will afford the highest levels of security.

ASUR has received the necessary land for the second runway in Cancun in concession from the Mexican Federal Government, and will start the studies for the second runway. The second runway at Cancun is expected to double current capacity for air-traffic movements. It will be 2,400 metres long and 45 metres wide. ASUR’s management estimates that it will cost approximately $50 million to build. The 1,500 metres between the two runways will allow them to be used simultaneously for takeoffs and landings.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel,

Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: December 7, 2005